TORRAY FUND

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is made as of the 24th day of August, 2021, by and between Torray Fund, a Massachusetts business trust (the “Trust”), on behalf of the series of the Trust listed on Schedule A, which may be amended from time to time (the “Fund”), and Torray LLC, a Delaware LLC (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of a Management Agreement between the Trust and the Adviser dated as of the 24th day of August 2021, (the “Management Agreement”); and

WHEREAS, the Fund is responsible for all of its operating expenses unless expressly assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees, on a daily basis for the term of this agreement, to waive its management fee and reimburse the Fund for its current Operating Expenses (as defined in paragraph 2 below), so as to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets to the amounts listed in Appendix A (the “Annualized Limits”). In the event that the annualized Operating Expenses of a Fund, as accrued each day through the last calendar day of each month that this Agreement is in effect, exceed its Annualized Limit, the Adviser will pay to the Fund the excess expense within fifteen (15) calendar days of being notified that an excess expense payment is due, or such other period as determined by the Board of Trustees of the Trust (the “Board”). . In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, includes all expenses necessary or appropriate for the operation of the Fund, including the Adviser’s management fee detailed in the Management Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, acquired fund fees and expenses, trustee fees and expenses, auditor fees and expenses, legal fees and expenses, insurance costs, registration and filing fees, printing postage and mailing expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. TERM AND TERMINATION. This Agreement shall remain in effect until April 30, 2023. This Agreement will automatically terminate if the Management Agreement is terminated, with such termination effective upon the effective date of the Management Agreement’s termination.

4. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

5. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

6. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TORRAY FUND		TORRAY LLC

on behalf of the series listed on Appendix A

By:	/s/ Shawn M. Hendon	By:	/s/ William M Lane
Name:	Shawn M. Hendon	Name:	William M Lane
Title:	President	Title:	Executive Vice President

Appendix A

Series of Torray Fund	Annualized Operating Expense Limit*	Termination Date

Torray Fund	1.00% of average daily net assets	April 30, 2023

* As defined in paragraphs 1 and 2 of the Agreement.

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